Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Blue Room Acquisition Corporation (the “Company”) on Amendment No. 1 to Form S-1, File No. 333-275905, of our report dated September 27, 2023, except Note 10, Subsequent Events, as to which the date is December 5, 2023, which includes an explanatory paragraph as to the Blue Room Acquisition Corporation’s ability to continue as a going concern, with respect to our audit of the financial statements of Blue Room Acquisition Corporation as of June 30, 2023 and for the period from March 8, 2023 (inception) through June 30, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 14, 2023